UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/9/12

February 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
Eising@gibsondunn.com

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 9, 2012 concerning the shareholder proposal submitted by Neva Rockefeller Goodwin, Margaret Dulany, Abby M. O'Neill, Ann Rockefeller Roberts and David Rockefeller, Jr. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 23, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Neva Goodwin
neva.goodwin@tufts.edu

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

February 9, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Neva Rockefeller Goodwin et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 23, 2012, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Neva Rockefeller Goodwin; Margaret Dulany; Abby M. O'Neill; Ann Rockefeller Roberts; and David Rockefeller, Jr.

Enclosed as Exhibit A is a letter from Ms. Goodwin to the Company dated February 7, 2012, which "withdraw[s] the shareholder proposal [she] and several co-filers submitted." The letter also contains a representation that Ms. Goodwin is "authorized to act on behalf of all co-filers for all purposes, including withdrawal." In reliance on this letter, we hereby withdraw the January 23, 2012 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosures
cc: James E. Parsons, Exxon Mobil Corporation
Farha-Joyce Haboucha

101233578.1

GIBSON DUNN

EXHIBIT A

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

February 7, 2012

Mr. David S. Rosenthal
VP & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75309-2298

Dear Mr. Rosenthal,

The purpose of this letter is to withdraw the shareholder proposal I and several co-filers submitted pursuant to the Securities and Exchange Commission's Rule 14a-8 (the "Proposal") for consideration at the 2012 annual meeting of ExxonMobil Corporation's shareholders. As lead filer of the Proposal, I am authorized to act on behalf of all co-filers for all purposes, including withdrawal.

If you have any questions or need anything further, please contact me c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020. She can be reached at (212) 549-5220 or by email at jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Neva Goodwin

Neva Goodwin

cc. Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Neva Rockefeller Goodwin et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Neva Rockefeller Goodwin; Margaret Dulany; Abby M. O'Neill; Ann Rockefeller Roberts; and David Rockefeller, Jr. (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states the following:

> RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(11) because the Proposal substantially duplicates two other proposals previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials (as discussed below, the Company has submitted letters to the Staff stating its intention to omit the earlier proposals, but to the extent the Staff does not agree with the Company that it may exclude either or both of the earlier proposals, the Company asserts that it may properly exclude the Proposal under Rule 14a-8(i)(11)); and

- Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2008, 2009 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends to Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *see also Pacific Gas and Electric Co.* (avail. Jan. 6, 1994).

A. The Proposal Substantially Duplicates A Proposal Submitted By The Province Of St. Joseph Of The Capuchin Order.

On December 7, 2011, before the December 13, 2011 date upon which the Company received the Proposal, the Company received a proposal from the Province of St. Joseph of the Capuchin Order (the "St. Joseph Proposal"). *See* Exhibit B. The Company has submitted a separate letter to the Staff stating its intention to omit the St. Joseph Proposal, but if the Staff does not agree with the Company that the St. Joseph Proposal may be excluded, then the Company intends to include the St. Joseph Proposal in its 2012 Proxy Materials. In such a case, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(11). The St. Joseph Proposal provides:

> **RESOLVED:** shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and other alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

As discussed below, the Proposal is substantially duplicative of the St. Joseph Proposal because both proposals focus on the same core issue: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g.*, *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's internal controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of a proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

The Staff has previously found multiple proposals addressing business risks associated with carbon-based fuels to be substantially duplicative despite differences in their scope and breadth. In *Exxon Mobil Corp. (Goodwin et al.)* (avail. Mar. 19, 2010), the Staff permitted the exclusion of a proposal calling for the Board to consider, in its strategic planning process, the risk that future demand for fossil fuels could be significantly lower than the company projected (the "Fossil Fuel Proposal") as substantially duplicative of an earlier proposal requesting a report on the financial risks of climate change and on "actions the Board deems necessary to provide long-term protection of [investors'] business interests and shareowner value" (the "Climate Change Proposal"). Even though the details of the proposals' resolutions varied, with one addressing forecasts concerning consumption of fossil fuels and the other addressing climate change, both spoke to concerns about the use of, and reliance on, carbon-based fuels. Similarly, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff agreed that a proposal on the environmental effect of "the company's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially similar to a proposal on "reducing total greenhouse gas emissions from [Chevron's] products and operations." Both of these proposals addressed environmental concerns arising out of the production and use of carbon-based fuels. Despite the differences in the scope and requested action of these proposals, the Staff agreed that the proposals shared the same principal thrust.

Consistent with the precedent cited above, the Proposal and the St. Joseph Proposal share the same principal thrust: assessing the business-planning issues related to the risks associated with carbon-based fuel products. The Proposal is substantially the same as the Fossil Fuel Proposal in *Exxon Mobil*, a proposal also submitted by Neva Rockefeller Goodwin, one of the Proponents. It differs from the Fossil Fuel Proposal only in that the Proposal concerns demand levels in developing countries over thirty years and the Fossil Fuel Proposal concerned worldwide demand over twenty years. While the facts cited in the supporting statement of the Proposal have been updated from the Fossil Fuel Proposal, the argument in the supporting statements remains the same. Similarly, the St. Joseph Proposal, like the *Exxon Mobil* Climate Change Proposal, discusses the risk that climate change, which is believed to be a side effect of carbon-based fuel, might pose to a company's value. And, as with the proposals in *Chevron*, the St. Joseph Proposal, which requests that the Company examine how climate change factors into its models for measuring, pricing and distributing risk, has the same principal focus as the Proposal, which concerns the carbon-based fuel products believed to represent the most controllable human input to climate change.

Similar to the precedent discussed above, the principal thrust addressed by the Proposal and the St. Joseph Proposal is the same: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

This shared principal thrust and focus is evidenced by the following:

- Both proposals address business planning. The Proposal addresses "ExxonMobil's long-term strategic plan" and asks the Board "to consider in its strategic planning process" the risk of a lowered demand for carbon-based fuels in light of concerns about climate change. It further states that the recognition of this risk will "allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company." The St. Joseph Proposal requests a task force that will both study how the Company can revise its risk models by factoring climate change into them and "offer alternatives to its existing business model that depends on continued fossil fuel production and marketing." It also criticizes the Company for not "rethink[ing] its existing business model."

- Both the Proposal and the St. Joseph Proposal similarly point to increased popular concern with climate change—a risk associated with carbon-based fuels—as the reason for which such additional business planning is necessary. For example, the Proposal attributes possible lower future carbon-based fuel demand to "developing countries [that] may seek to head off the effects of climate change," asserts that "the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand" and indicates that the requested risk assessment is related to "the climate and energy crisis." Similarly, the St. Joseph Proposal indicates repeatedly that the requested task force and study is necessary due to risks associated with climate change.

- The Proposal and the St. Joseph Proposal also frame the benefits of the requested risk assessment similarly. The Proposal indicates that the benefits include "allow[ing] ExxonMobil's board to begin reframing the company's identity as an energy company." The St. Joseph Proposal requests that a task force "offer alternatives to [the Company's] existing business model" so that the Company can move away from its current "approach to meet society's future energy demands in a way that risks economic and social upheavals."

- Both Proposals urge the Company to explore non-carbon-based energy products as part of its business strategy. The Proposal states that focusing on carbon-based fuel products "distances [the Company] from its true legacy," as part "of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel." The St. Joseph report calls for the Company to "offer alternatives to its existing business model that depends on continued [carbon-based] fuel production and marketing."

While the Proposal and the St. Joseph Proposal request slightly different actions—the Proposal asks that the Board take action and directly addresses demand for fossil fuels in developing countries and the St. Joseph Proposal asks that a task force be created and does not have a limitation on the geographical areas it covers—that does not change the fact that they have the same principal focus: assessing the business-planning issues related to the risks associated with carbon-based fuel products. As discussed above, the Staff consistently has granted no-action relief under Rule 14a-8(i)(12) even where the proposals have requested different actions. In addition, the Staff previously found two proposals to be substantially similar where one called for the company to adopt quantitative goals on reducing greenhouse gases and the other requested the company to assess the steps it was taking to reduce greenhouse gases and fuel standards. *See General Motors Corp.* (avail. Mar. 13, 2008). *See also Ford Motor Co.* (avail. Feb. 19, 2004) (concurring in the exclusion of a proposal calling for internal goals related to greenhouse gases as substantially similar to a proposal calling for a report on historical data on greenhouse gas emissions and the company's planned response to regulatory scenarios).

Finally, because the Proposal substantially duplicates the St. Joseph Proposal, if the Company were required to include both proposals in its proxy materials, there is a risk that the Company's shareholders would be confused when asked to vote on both proposals. In such a circumstance, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, the Company believes that the Proposal may be excluded as substantially duplicative of the St. Joseph Proposal.

B. The Proposal Substantially Duplicates A Proposal Submitted By The Sisters of St. Dominic of Caldwell, New Jersey.

On December 11, 2011, before the December 13, 2011 date upon which the Company received the Proposal, the Company received a proposal from the Sisters of St. Dominic of Caldwell, New Jersey (the "St. Dominic Proposal"). *See* Exhibit C. The Company has submitted a separate letter to the Staff stating its intention to omit the St. Dominic Proposal, but if the Staff does not agree with the Company that the St. Dominic Proposal may be excluded, then the Company intends to include the St. Dominic Proposal in its 2012 Proxy Materials. In such a case, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(11). The St. Dominic Proposal provides:

> **RESOLVED:** Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

As discussed below, the Proposal is substantially duplicative of the St. Dominic Proposal because both proposals focus on the same core issue: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

Consistent with the *Exxon Mobil* precedent cited above, the Proposal and the St. Dominic Proposal share the same principal thrust. As noted above, the Proposal is substantially the same as the Fossil Fuel Proposal in *Exxon Mobil*, the resolution differing from the Fossil Fuel Proposal's resolution only in that the Proposal concerns demand levels in developing countries over thirty years while the Fossil Fuel Proposal concerned worldwide demand over twenty years. Similarly, the St. Dominic Proposal, like the *Exxon Mobil* Climate Change Proposal, asks the Board to take action that will entail reducing the Company's reliance on carbon-based fuel products.

Similar to the precedent discussed above, the principal thrust addressed by the Proposal and the St. Dominic Proposal is the same: assessing the business-planning issues related to the risks associated with carbon-based fuel products.

This shared principal thrust and focus is evidenced by the following:

- Each proposal claims that the Company has not taken sufficient steps to mitigate possible risks stemming from reliance on carbon-based fuel products. The Proposal alleges that the Company "has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040," which may not hold if countries "seek to head off the effects of climate change." Similarly, the St. Dominic Proposal notes that, despite the Company's disclosures to the Carbon Disclosure Project, it "had a net increase of 3 percent in [greenhouse gas] emissions from operations in 2010 over 2009." The St. Dominic Proposal also states that "[n]one of [the Company's] major strategies to date are low carbon."

- Both proposals address business planning. As noted above, the Proposal addresses "ExxonMobil's long-term strategic plan," and it indicates that the benefits of planning include "allow[ing] ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company." Similarly, the St. Dominic Proposal addresses the Company's business planning—for example, it states that it "is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions." It calls for clear-cut goals to "focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products."

- Both the Proposal and the St. Dominic Proposal similarly point to increased popular concern with climate change—a risk associated with carbon-based fuels—as the reason for which such additional business planning is necessary. For example, the Proposal attributes possible lower future carbon-based fuel demand to "developing countries [that] may seek to head off the effects of climate change," asserts that "the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand" and indicates that the requested risk assessment is related to "the climate and energy crisis." Similarly, the St. Dominic Proposal notes that "businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount."

- The Proposal and the St. Dominic Proposal also frame similarly the benefits of implementing the planning functions that they request. As noted above, the Proposal indicates that its benefits include "allow[ing] ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company." Similarly, the St. Dominic Proposal states that setting the goals that it requests "will focus management on our company's ability to significantly reduce our carbon footprint."

While the Proposal and the St. Dominic Proposal request slightly different actions—the Proposal asks the Board to take action and directly addresses demand for fossil fuels in developing countries, while the St. Dominic Proposal requests that the Board adopt quantitative goals for reducing greenhouse gas emissions—that does not change the fact that they have the same principal focus that is discussed above. The Staff previously concurred that two proposals were substantially similar where one, paralleling the language of the Proposal, called for the company to adopt quantitative goals on reducing greenhouse gases and the other requested a company to assess the steps it was taking to reduce greenhouse gases and fuel standards. *See General Motors Corp.* (avail. Mar. 13, 2008). *See also Ford Motor Co.* (avail. Feb. 19, 2004) (concurring in the exclusion of a proposal calling for internal goals related to greenhouse gases as substantially similar to a proposal calling for a report on historical data on greenhouse gas emissions and the company's planned response to regulatory scenarios).

Finally, because the Proposal substantially duplicates the St. Dominic Proposal, if the Company were required to include both proposals in its proxy materials, there is a risk that the Company's shareholders would be confused when asked to vote on both proposals. In such a circumstance, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

Accordingly, the Company believes that the Proposal may be excluded as substantially duplicative of the St. Dominic Proposal.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Background.

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns

> raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be virtually identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive issue underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals. *See Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least three shareholder proposals requesting a committee or task force to report on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change:

- The Company included a shareholder proposal in its 2011 proxy materials, filed on April 13, 2011 (the "2011 Proposal," attached as Exhibit D), that requested that the Board "establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

- The Company included a shareholder proposal submitted by Neva Rockefeller Goodwin, one of the Proponents, in its 2009 proxy materials, filed on April 13, 2009 (the "2009 Proposal," attached as Exhibit E), that requested that the Board "establish a task force, which should include both (1) two or more independent directors and (2) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

- The Company included a shareholder proposal, also submitted by Neva Rockefeller Goodwin, in its 2008 proxy materials, filed on April 10, 2008 (the "2008 Proposal," attached as Exhibit F), that was substantially identical to the 2009 Proposal, including all of the language quoted above for the 2009 Proposal.

As discussed in the paragraphs that follow, the Proposal concerns substantially the same subject matter as the 2011 Proposal, 2009 Proposal and 2008 Proposal (collectively, the "Previous Proposals"), as all of these proposals express similar "substantive concerns" regarding reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change.

The Proposal's supporting statement states that some countries "may seek to head off the effects of climate change by funding non-carbon-based energy technologies." It then asserts that "devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand." It concludes by stating, "[t]o the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy." The resolution then requests that the Board consider and report on "the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected."

The 2011 Proposal's supporting statement noted that "the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy," and it alleged that the Company had an "ongoing commitment to continued concentration on fossil fuel production." It further criticized the Company for "'continuing on today's energy path'" and accused the Company of not "concretely pursu[ing] sustainability." The resolution requested that the Board establish a committee to look at how the Company "can become the recognized leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company."

Both the 2009 Proposal and the 2008 Proposal requested that the Company establish a task force to "investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities . . . and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies." The supporting statements stated that the "costs of unabated climate change could be very severe and globally disruptive" and predicted that developing countries and poor communities "are going to be the worst hit." The supporting statements then pointed out the "painful paradox" that, while the Company is forecasting that poor economies will "contribute the largest increase in energy use," such increase in energy use will only hasten the "devastating consequences" on these economies if the energy the Company supplies to them "continues to rely on the sale of hydrocarbon energy." They then criticized the Company for its "slow course in exploring and promoting low carbon or carbon-free energy technologies."

As discussed above, the Proposal and the Previous Proposals express similar "substantive concerns" about reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change.

The fact that the Proposal focuses on the demand for fossil fuels in developing countries while the 2011 Proposal addressed worldwide issues, should not preclude no-action relief. Because the 2011 Proposal contained no geographical limitations, it should be interpreted as addressing climate change issues worldwide, including in the developing countries that are addressed by the Proposal. As illustrated by the *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals.

Likewise, the fact that the Proposal and the Previous Proposals differ in their precise terms does not preclude a conclusion that they deal with substantially the same subject matter. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports or the establishment of committees on related topics even though the specific information to be covered by each report varied. Notably, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America,* the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different with respect to subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, each of the Proposal and the Previous Proposals expresses similar "substantive concerns" regarding reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change. Like in *Bank of America,* while the specific wording varies between the Proposal and the Previous Proposals, the substantive concerns are the same.

C. The Proposal Included In The Company's 2011 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 31, 2011, which states the voting results for the Company's 2011 Annual Meeting of Shareholders and is attached as Exhibit G, the 2011 Proposal received 6.12% of the vote at the Company's 2011 Annual Meeting of Shareholders.[1] Thus, the 2011 Proposal failed to meet the required 10% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(iii).

For the foregoing reasons, the Company may exclude the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(12)(iii).

---

[1] The 2011 Proposal received 2,473,137,404 "against" votes and 161,083,010 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising /by

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Farha-Joyce Haboucha

101216519.8

GIBSON DUNN

EXHIBIT A

December 12, 2011

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 13 2011

Routed For Action to:______
Informational Copy to:______

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Please find enclosed a shareholder resolution submitted for consideration and action by the shareholders at ExxonMobil Corporation's next annual meeting, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I, Neva Rockefeller Goodwin, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year, and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. Proof of ownership from my custodian will be submitted to you under separate cover.

Regarding this proposal, I am designated as the lead filer to act for all purposes in connection with this proposal. As lead filer, I am specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf and for the other Rockefeller family members who have co-filed this resolution.

If ExxonMobil would like to discuss the substance of this proposal, please contact me c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Neva Goodwin

Neva Rockefeller Goodwin
Encl.
cc: Mr. David S. Rosenthal, ExxonMobil Corporation

Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-549-5220; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040. ExxonMobil predicts that global energy demand will rise by about 30% between now and 2040, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world: in contrast to OECD countries, where demand is predicted to be flat, non-OECD demand is forecast to increase by nearly 60%. (ExxonMobil, 2012 The Outlook for Energy: A View to 2040 6-7 (2011) (available at http://www.exxonmobil.com/Corporate/Files/news_pub_eo2012.pdf)

In the industrial sector, ExxonMobil assumes that energy demand will increase by 30% by 2040, led by growth in non-OECD countries. (Id. at 24,-25) Similarly, ExxonMobil predicts substantial increase in residential and commercial demand in India and Africa due to population growth and growth in retail stores and commercial activities. (Id. at 13)

Under some scenarios, however, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's most recent 5-year plan, which calls for reduced energy consumption and greenhouse gas emissions per unit of GDP and an increase in non-fossil fuel consumption to 11.4% of primary energy consumption, illustrates China's commitment to this goal. We believe that other developing countries may follow China's lead.

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. Global risk advisory firm Maplecroft's 2011 Climate Change vulnerability index, which reflects risks to business relating to emissions, unsustainable energy use, regulation and climate change vulnerability, ranks several Asian and African developing nations, including Bangladesh, India, Mozambique and the Philippines, among the ten riskiest. (See http://www.china.org.cn/environment/2011-10/31/content_23774669.htm) These risks, which could stall or reverse economic growth, raise questions about ExxonMobil's reliance on and projections regarding non-OECD growth.

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

J.P.Morgan

RECEIVED
DEC 13 2011
D. S. ROSENTHAL

December 12, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Neva Goodwin. As of December 12, 2011, the account of Neva Goodwin held 5,240 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 5,240 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 12, 2011.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

SHAREHOLDER PROPOSAL

DEC 13 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RMF: RAL:
LKB: JEP: DGH: SMD

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

December 13, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Mr. David S. Rosenthal
VP & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Margaret Dulany, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Margaret Dulany

Margaret Dulany
Enclosure

cc: Neva R. Goodwin

Margaret Dulany
c/o Farha-Joyce Haboucha
Rockefeller Financial
10 Rockefeller Plaza
New York, NY 10020
212-549-5220; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RHE: RAL:
LKB: JEP: DGH: SMD

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040. ExxonMobil predicts that global energy demand will rise by about 30% between now and 2040, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world: in contrast to OECD countries, where demand is predicted to be flat, non-OECD demand is forecast to increase by nearly 60%. (ExxonMobil, 2012 The Outlook for Energy: A View to 2040 6-7 (2011) (available at http://www.exxonmobil.com/Corporate/Files/news_pub_eo2012.pdf)

In the industrial sector, ExxonMobil assumes that energy demand will increase by 30% by 2040, led by growth in non-OECD countries. (Id. at 24,-25) Similarly, ExxonMobil predicts substantial increase in residential and commercial demand in India and Africa due to population growth and growth in retail stores and commercial activities. (Id. at 13)

Under some scenarios, however, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's most recent 5-year plan, which calls for reduced energy consumption and greenhouse gas emissions per unit of GDP and an increase in non-fossil fuel consumption to 11.4% of primary energy consumption, illustrates China's commitment to this goal. We believe that other developing countries may follow China's lead.

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. Global risk advisory firm Maplecroft's 2011 Climate Change vulnerability index, which reflects risks to business relating to emissions, unsustainable energy use, regulation and climate change vulnerability, ranks several Asian and African developing nations, including Bangladesh, India, Mozambique and the Philippines, among the ten riskiest. (See http://www.china.org.cn/environment/2011-10/31/content_23774669.htm) These risks, which could stall or reverse economic growth, raise questions about ExxonMobil's reliance on and projections regarding non-OECD growth.

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

December 13, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Margaret Dulany. As of December 13, 2011, the account of Margaret Dulany held 38 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 38 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 13, 2011.

Sincerely,

Linnea Messina
Account Officer

December 13, 2011

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________

DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David S. Rosenthal
VP & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Abby M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby M. O'Neill

Abby M. O'Neill
Enclosure

cc: Neva R. Goodwin

Abby M. O'Neill
c/o Farha-Joyce Haboucha
Rockefeller Financial
10 Rockefeller Plaza
New York, NY 10020
212-549-5220; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040. ExxonMobil predicts that global energy demand will rise by about 30% between now and 2040, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world: in contrast to OECD countries, where demand is predicted to be flat, non-OECD demand is forecast to increase by nearly 60%. (ExxonMobil, 2012 The Outlook for Energy: A View to 2040 6-7 (2011) (available at http://www.exxonmobil.com/Corporate/Files/news_pub_eo2012.pdf)

In the industrial sector, ExxonMobil assumes that energy demand will increase by 30% by 2040, led by growth in non-OECD countries. (Id. at 24,-25) Similarly, ExxonMobil predicts substantial increase in residential and commercial demand in India and Africa due to population growth and growth in retail stores and commercial activities. (Id. at 13)

Under some scenarios, however, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's most recent 5-year plan, which calls for reduced energy consumption and greenhouse gas emissions per unit of GDP and an increase in non-fossil fuel consumption to 11.4% of primary energy consumption, illustrates China's commitment to this goal. We believe that other developing countries may follow China's lead.

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. Global risk advisory firm Maplecroft's 2011 Climate Change vulnerability index, which reflects risks to business relating to emissions, unsustainable energy use, regulation and climate change vulnerability, ranks several Asian and African developing nations, including Bangladesh, India, Mozambique and the Philippines, among the ten riskiest. (See http://www.china.org.cn/environment/2011-10/31/content_23774669.htm) These risks, which could stall or reverse economic growth, raise questions about ExxonMobil's reliance on and projections regarding non-OECD growth.

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

NO. OF SHARES________
DISTRIBUTION: DSR: SME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby O'Neill. As of December 13, 2011, the account of Abby O'Neill held 59,762 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 59,762 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 13, 2011.

Sincerely,

Linnea Messina
Account Officer

December 13, 2011

Mr. David S. Rosenthal
VP & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, Ann Rockefeller Roberts, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Ann R Roberts

Ann Rockefeller Roberts
Encl.

cc: Neva R. Goodwin

Ann Rockefeller Roberts
c/o Farha-Joyce Haboucha
Rockefeller Financial
10 Rockefeller Plaza
New York, NY 10020
212-549-5220; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040. ExxonMobil predicts that global energy demand will rise by about 30% between now and 2040, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world: in contrast to OECD countries, where demand is predicted to be flat, non-OECD demand is forecast to increase by nearly 60%. (ExxonMobil, 2012 The Outlook for Energy: A View to 2040 6-7 (2011) (available at http://www.exxonmobil.com/Corporate/Files/news_pub_eo2012.pdf)

In the industrial sector, ExxonMobil assumes that energy demand will increase by 30% by 2040, led by growth in non-OECD countries. (Id. at 24,-25) Similarly, ExxonMobil predicts substantial increase in residential and commercial demand in India and Africa due to population growth and growth in retail stores and commercial activities. (Id. at 13)

Under some scenarios, however, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's most recent 5-year plan, which calls for reduced energy consumption and greenhouse gas emissions per unit of GDP and an increase in non-fossil fuel consumption to 11.4% of primary energy consumption, illustrates China's commitment to this goal. We believe that other developing countries may follow China's lead.

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. Global risk advisory firm Maplecroft's 2011 Climate Change vulnerability index, which reflects risks to business relating to emissions, unsustainable energy use, regulation and climate change vulnerability, ranks several Asian and African developing nations, including Bangladesh, India, Mozambique and the Philippines, among the ten riskiest. (See http://www.china.org.cn/environment/2011-10/31/content_23774669.htm) These risks, which could stall or reverse economic growth, raise questions about ExxonMobil's reliance on and projections regarding non-OECD growth.

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Ann Roberts. As of December 13, 2011, the account of Ann Roberts held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 13, 2011.

Sincerely,

Linnea Messina
Account Officer

December 13, 2011

Mr. David S. Rosenthal
VP & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I, David Rockefeller, Jr., a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

David Rockefeller

David Rockefeller, Jr.
Enclosure

cc: Neva R. Goodwin

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller Financial
10 Rockefeller Plaza
New York, NY 10020
212-549-5220; jhaboucha@rockco.com

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
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RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in developing (non-OECD) countries in the next 30 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), by November 30, 2012, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2040. ExxonMobil predicts that global energy demand will rise by about 30% between now and 2040, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world: in contrast to OECD countries, where demand is predicted to be flat, non-OECD demand is forecast to increase by nearly 60%. (ExxonMobil, 2012 The Outlook for Energy: A View to 2040 6-7 (2011) (available at http://www.exxonmobil.com/Corporate/Files/news_pub_eo2012.pdf)

In the industrial sector, ExxonMobil assumes that energy demand will increase by 30% by 2040, led by growth in non-OECD countries. (Id. at 24,-25) Similarly, ExxonMobil predicts substantial increase in residential and commercial demand in India and Africa due to population growth and growth in retail stores and commercial activities. (Id. at 13)

Under some scenarios, however, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's most recent 5-year plan, which calls for reduced energy consumption and greenhouse gas emissions per unit of GDP and an increase in non-fossil fuel consumption to 11.4% of primary energy consumption, illustrates China's commitment to this goal. We believe that other developing countries may follow China's lead.

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. Global risk advisory firm Maplecroft's 2011 Climate Change vulnerability index, which reflects risks to business relating to emissions, unsustainable energy use, regulation and climate change vulnerability, ranks several Asian and African developing nations, including Bangladesh, India, Mozambique and the Philippines, among the ten riskiest. (See http://www.china.org.cn/environment/2011-10/31/content_23774669.htm) These risks, which could stall or reverse economic growth, raise questions about ExxonMobil's reliance on and projections regarding non-OECD growth.

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

J.P.Morgan

SHAREHOLDER PROPOSAL

DEC 21 2011

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DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 13, 2011

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of David Rockefeller Jr. As of December 13, 2011, the account of David Rockefeller Jr. held 422 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 422 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 13, 2011.

Sincerely,

Linnea Messina
Account Officer

GIBSON DUNN

EXHIBIT B

D₃ W

E N I

Province of St Joseph of Capuchin Order

1015 North n n Street
Milwaukee 53233
FAX: 414-271-0637
Cell: 414-406-1265

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC - 7 2011
Routed For Action to:
Informational Copy to:

RECEIVED
DEC 7 2011
S ROSENTHAL

December 6, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

In recent years I have noted a marked change in the openness of ExxonMobil to talk with us shareholders connected to the ICCR and thank you for this welcoming effort. David Rosenthal has been particularly helpful in this regard. However, when it comes to our efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change, it can seem that we have hardly made a dent. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 6, 2011.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to continued dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
enc.

RECEIVED
DEC 7 2011

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

EXHIBIT C

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

December 12, 2011

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

As long time investors in ExxonMobil the Dominican Sisters of Caldwell, NJ are increasingly concerned about the impact of climate change on future generations on this planet. We have been grateful for the dialogues we have had with executives of ExxonMobil over the years. We believe that now more than ever our company needs to produce a clear business plan committing to greenhouse gas emissions reductions in both operations and product.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal regarding reducing greenhouse gas emissions for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns. However, all co-filers respectfully request direct communication from the company. I am happy to help provide addresses for electronic communication to facilitate time, and avoid the waste of resources.

Sincerely,

Sister Patricia A. Daly, OP
Corporate Responsibility Representative

SHAREHOLDER PROPOSAL

DEC 12 2011

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Reduce Greenhouse Gas Emissions
ExxonMobil 2012

WHEREAS:

2010 was a record year for greenhouse gas (GHG) emissions with a 5.9 percent increase over the 2009 global estimate. The increase is larger than the worst-case scenario expected by United Nations scientists when the 2008 Intergovernmental Panel on Climate Change report was issued.

It is widely agreed that research has understated the enormity of the impact of GHG emissions. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

ExxonMobil discloses its GHG emissions to the Carbon Disclosure Project (CDP) as do well over 3,000 corporations. The CDP "Carbon Action Initiative," backed by investors managing US $7.6 trillion in assets under management, asks the world's largest companies to make emissions reductions, implement investments in GHG reductions, and publicly disclose emissions reductions targets through the established CDP annual survey.

Our company though had a net increase of 3 percent in GHG emissions from operations in 2010 over 2009.

ExxonMobil's December 2011 Energy Outlook suggests our company will make significant investments in deepwater, shale oil and fracking plays, all of which contribute significant GHGs emissions. None of its major strategies to date are low carbon. Even though substantial U.S. and international policy is stalled, businesses and countries are taking significant steps to reduce emissions, as costs to taxpayers, shareholders and economies from severe weather events mount. One can presume that restrictions on high carbon energy will eventually be enacted. Economists are now concerned about a "carbon bubble" as current investments will produce reserves that will be stranded by such policy restrictions.

It is long overdue for ExxonMobil to articulate a clear and cohesive business strategy for wide scale emissions reductions. Shareholders' request for GHG reduction goals during the last six years are consistent with ExxonMobil's own Environmental Business Planning process, which is used "to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve these targets." Clear-cut goals will focus management on our company's ability to significantly reduce our carbon footprint by implementing a disciplined business strategy to cut emissions from our operations and products.

RESOLVED: Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products <u>and</u> operations; and that the Company report to shareholders by November 30, 2012, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SHAREHOLDER PROPOSAL

DEC 12 2011

NO. OF ...
DIS...

EXHIBIT D

NOTICE OF 2011
ANNUAL MEETING
AND PROXY STATEMENT

ExxonMobil

April 13, 2011

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 25, 2011, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Advisory votes on executive compensation and on the frequency of future advisory votes on executive compensation as required by law;
- Eight shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2011, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting and proxy statement. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Financial information is provided separately in the booklet, 2010 Financial Statements and Supplemental Information, enclosed with proxy materials available to all shareholders.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com.*

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

Unconventional gas resources can be developed in a manner that protects human health and the environment. The hydraulic fracturing technique itself poses little risk to groundwater because it occurs thousands of feet below groundwater sources. Sound practices concerning well design and construction, water management, air emissions, and surface impacts exist and must be followed to minimize adverse environmental impacts and meet community expectations. ExxonMobil has had detailed guidelines in place since 1998 for the assessment and mitigation of potential environmental impacts. In the case of hydraulic fracturing, these assessments inform drilling plans, well design, and permit applications.

Hydraulic fracturing is highly regulated at the state level to effectively protect drinking water wells and groundwater aquifers. We believe state-level oversight of oil and gas operations, including hydraulic fracturing, is the most effective approach for protecting human health and the environment since it best accounts for local geology and other local factors.

We strive to understand, discuss, and appropriately address community concerns with our operations. A vital component of building community trust is transparency of operations, and we support the disclosure of the ingredients used in hydraulic fracturing fluids, including on a site-specific basis. We have worked with industry associations and state government entities to develop a Web-based, publicly accessible disclosure system.

Water use is an important element to unconventional gas development. We are demonstrating leadership in our operations through the reuse of produced water to reduce freshwater requirements. In Piceance, Colorado, we reduced freshwater use by 45 percent, and associated water truck traffic by 90 percent. Our XTO operations in the Marcellus region are deploying closed loop systems for drilling fluids, and installing treatment systems in some areas to enable us to recycle flowback and produced water.

ITEM 11 – REPORT ON ENERGY TECHNOLOGY

This proposal was submitted by the Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, as lead proponent of a filing group.

"**WHEREAS**, ExxonMobil has discussed an approach to 'energy sustainability' that balances economic growth, social development and environmental integrity 'so that future generations are not compromised by actions taken today' (2009 Corporate Citizenship Report). However, by its ongoing commitment to continued concentration on fossil fuel production, it shows its dependency on energy-sourcing that undermines the possibility of ever achieving this goal. The proponents of this resolution believe sustainability means, in effect, that we don't take from the earth what we can't return. They see energy sustainability as involving a kind of 'Golden Rule' wherein we do not use up the earth's non-renewable resources in ways that will jeopardize its future. They believe the Company's words about sustainability must be accompanied by concrete metrics and goals toward achieving it.

In its 2009 World Energy Outlook, the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy. It stated: 'Continuing on today's energy path . . . would mean rapidly increasing dependence on fossil fuels, with alarming consequences for climate change and energy security.' It said 'the world is now on track for a six-degree-Celsius increase in global temperatures by later in this century' and that, in order to ensure that global temperatures be 'around two degrees Celsius above pre-industrial levels . . . demand for fossil fuels would have to peak by 2020' (*WSJ* 11.11.09).

Despite the IEA concern, ExxonMobil is committed to 'continuing on today's energy path.' XOM's *Outlook for Energy: A View to 2030* mentions nothing about changing its energy mix so that 'demand for fossil fuels' will decline after 2020. Instead its future depends on *increased demand* for fossil fuels in ways that peer-reviewed scientists demonstrate will be simply *unsustainable* for people and our planet.

Another negative impact undermining the possibility that XOM's present approach reflects sustainability involves societal health. Besides harming the environment, burning XOM's fossil fuels contributes to health expenditures. According to the National Academy of Sciences, burning fossil fuels costs the United States about $120 billion a year in health expenses, mostly because of thousands of premature deaths from air pollution (*NYT*, 10.20.09).

Meanwhile, unlike XOM, many companies are finding a 'fiduciary' and 'business case' for developing clear metrics and goals vis-à-vis sustainability. They find it in their corporate interest to concretely pursue sustainability as a goal impacting all their operations and products, given rising populations making greater demand on traditional energy sources like fossil fuels.

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

The Board recommends you vote AGAINST this proposal for the following reasons:

As part of its normal business, ExxonMobil actively and routinely communicates regarding research and commercialization of energy technologies; consequently, the Board sees no need to publish a separate report.

ExxonMobil's research and development seeks to extend energy supplies, reduce emissions, and improve efficiency of existing technologies. In addition, our research is laying the foundation and seeking breakthroughs for advanced technologies with far lower emissions and enhanced performance for the future.

These objectives squarely address the twin sustainability challenges of supplying energy affordably, especially to nearly two billion people without access to commercial energy today, as well as managing long-term climate risks.

ExxonMobil maintains industry-leading research and development capabilities including proprietary research, as well as financial support and collaborations with leading academic, business, and government laboratories. Technology applications and research include efforts to expand the resource base for clean-burning natural gas, investigations of algae for advanced renewable biofuels, utilization of carbon capture and storage to reduce emissions, and approaches to use energy more efficiently in operations and a variety of end uses.

Analyses by the International Energy Agency and others continue to find that shifts to technologies with lower emissions will require decades of research and massive investment to achieve significant global deployment. Meanwhile oil and gas will remain major sources of energy for decades and will be essential to meet growing demand, especially in developing nations.

ExxonMobil's Web site, under the "*energy & technology*" tab, provides extensive discussion of the Company's views and efforts on various technology options to enhance energy supplies, use energy more efficiently, and reduce emissions to manage risks of climate change. Additional information is also available in executive speeches and the *Corporate Citizenship Report*.

ITEM 12 – GREENHOUSE GAS EMISSIONS GOALS

This proposal was submitted by the Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, NJ 07042, as lead proponent of a filing group.

"WHEREAS:

The U.S. Securities and Exchange Commission issued new interpretative guidance in February 2010 clarifying what publicly traded companies should disclose regarding 'climate risk.'

GIBSON DUNN

EXHIBIT E

Table of Contents

Index to Financial Statements

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 13, 2009

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 27, 2009, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Eleven shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2009, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

research to identify and develop technologies that improve the efficient use of its products. For example, over the past two years, ExxonMobil announced the development of a new technology for on-board hydrogen reforming to power fuel cell vehicles, deployment of new battery separator films for use in lithium-ion batteries in hybrid and electric vehicles, and a major pilot project to demonstrate a more efficient means to capture carbon dioxide from produced gas.

As described by ExxonMobil, the International Energy Agency, and others, even with the introduction of significant future improvements in energy efficiency, absolute greenhouse gas emissions will continue to increase in coming years to meet growing global energy demand.

As ExxonMobil seeks to increase production of oil and gas to meet growing global energy demand and to maintain leadership in return to shareholders, the Company will continue to take steps to improve efficiency, reduce emissions, and contribute to effective long-term solutions to manage climate risks.

ITEM 12 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested on possible climate impacts and on ExxonMobil's views and actions on global climate change is widely available in existing publications, including authoritative third-party assessments, that have been widely disseminated and provided to the proponent. In view of the extensive, up-to-date information readily available, the Board does not believe an additional report is warranted.

Authoritative assessments of the impacts of climate change are publicly available, most notably in the recently published *Fourth Assessment Report of the Intergovernmental Panel on Climate Change* (IPCC, 2007), an effort in which ExxonMobil scientists directly participated. The IPCC Report includes a 900-page volume on *Impacts and Adaptation* that discusses impacts and vulnerability of society and ecosystems to future climate change.

ExxonMobil continues to share our views on society's requirements for future energy, the role of technology and policy options to limit greenhouse gas emissions, and ExxonMobil's actions to address climate risks – most recently in *The Outlook for Energy: A View to 2030* (available on our Web site). Additional perspectives are available in ExxonMobil's *Corporate Citizenship Report.*

Meeting growing energy demand will require navigating a host of risks – commercial, technological, political, and regulatory – as well as those associated with increased greenhouse gas emissions. The *Outlook* provides a comprehensive discussion of ExxonMobil's actions to reduce greenhouse gas emissions in its own operations and the steps we are taking to promote efficiency in the use of our products by customers. These actions include both research and development to create innovative technologies and steps to commercialize them.

ITEM 13 – RENEWABLE ENERGY POLICY

This proposal was submitted by Mr. Stephen Viederman, 135 East 83rd Street, 15A, New York, NY 10028, as lead proponent of a filing group.

"Resolved: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010.

In May 2008 the Board recommended voting against this resolution: 'The Corporation is investing at record levels in its traditional oil and gas development projects and is actively involved in research on alternative energy technologies', concluding: 'This proposal is *unwarranted.*'

XOM Chair/CEO, Rex Tillerson acknowledges 'it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to *warrant* action – by individuals, by businesses, and by governments.' Warranted for some but not, apparently, others.

The activities noted in *Tomorrow's Energy* (which EXXON cited in January in its unsuccessful attempt to convince the SEC that it had already implemented the resolution) are individual research *projects* on *alternative* energy rather than *renewable* energy technologies, and certainly do not constitute a *policy* as requested.

No **policy statement** on renewable energy research, renewable energy development, or renewable energy sourcing, can be found on XOM's website.

XOM projects there will be growing demand for oil and gas until 2030.

The International Energy Agency (World Energy Outlook 2008) reflects 'We can be certain that the energy world will look a lot different in 2030 than it does today,' citing political and regulatory changes, projected higher prices for oil and gas, and the emergence of low-carbon energy technologies.

They observe, 'It is within the power of all governments, ... acting alone or together, to steer the world towards cleaner, cleverer and more competitive energy system. **Time is running out and the time to act is now.**'

GIBSON DUNN

EXHIBIT F

Table of Contents

Index to Financial Statements

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 10, 2008

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2008, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Seventeen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 4, 2008, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

Henry H. Hubble
Secretary

Rex W. Tillerson
Chairman of the Board

Trends, Greenhouse Gas Emissions and Future Energy Options (2006) and our annual *Energy Outlook*. In particular, ExxonMobil supports efforts to improve energy efficiency and has provided information on actions that individuals can take through widely distributed opinion editorials.

ITEM 17 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested in this proposal on possible climate impacts and on ExxonMobil's views and actions on global climate change are already widely available in existing publications that have been provided to the proponent. In addition, the proponent and colleagues have extensively corresponded with directors and management representatives and personally have met with members of senior

EXHIBIT G

8-K 1 r8k053111.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2011

Exxon Mobil Corporation

(Exact name of registrant as specified in its charter)

New Jersey	1-2256	13-5409005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 LAS COLINAS BOULEVARD, IRVING, TEXAS 75039-2298
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(972) 444-1000**

____
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The shareholders voted as set forth below on eight shareholder proposals:

Independent Chairman:

Votes Cast For:	973,856,051	31.3%
Votes Cast Against:	2,134,798,268	68.7%
Abstentions:	37,146,254	
Broker Non-Votes:	887,303,160	

Report on Political Contributions:

Votes Cast For:	638,051,878	23.6%
Votes Cast Against:	2,070,366,929	76.4%
Abstentions:	437,400,096	
Broker Non-Votes:	887,303,272	

Amendment of EEO Policy:

Votes Cast For:	523,983,655	19.9%
Votes Cast Against:	2,104,101,942	80.1%
Abstentions:	517,762,677	
Broker Non-Votes:	887,302,693	

Policy on Water:

Votes Cast For:	182,936,514	6.9%
Votes Cast Against:	2,450,745,370	93.1%
Abstentions:	512,218,286	
Broker Non-Votes:	887,259,836	

Report on Canadian Oil Sands:

Votes Cast For:	725,891,944	27.1%
Votes Cast Against:	1,956,232,686	72.9%
Abstentions:	463,724,868	
Broker Non-Votes:	887,302,693	

Report on Natural Gas Production:

Votes Cast For:	713,858,047	28.2%
Votes Cast Against:	1,820,099,043	71.8%
Abstentions:	611,882,012	
Broker Non-Votes:	887,303,693	

Report on Energy Technology:

Votes Cast For:	161,083,010	6.1%
Votes Cast Against:	2,473,137,404	93.9%
Abstentions:	511,678,837	
Broker Non-Votes:	887,259,836	

Greenhouse Gas Emissions Goals:

Votes Cast For:	679,861,487	26.5%
Votes Cast Against:	1,882,879,592	73.5%
Abstentions:	583,147,528	
Broker Non-Votes:	887,259,836	

(d)

ExxonMobil will include an advisory vote on executive compensation in its proxy materials annually until the next required vote on the frequency of shareholder votes on the compensation of executives.